Issuer Free Writing Prospectus dated August 12, 2020

Relating to Preliminary Prospectus dated August 11, 2020

Filed Pursuant to Rule 433

Registration No. 333-244401

This free writing prospectus updates, and should be read together with, the preliminary prospectus dated August 11, 2020 included in the issuer’s registration statement on Form S-3 (File No. 333-244401), which may be accessed on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing the issuer’s filings for the relevant date on the SEC web site):

https://www.sec.gov/Archives/edgar/data/1609809/000119312520216509/d941995d424b5.htm

Seres Therapeutics, Inc. Announces Pricing of Public Offering of 10,500,000 Shares of Common Stock

CAMBRIDGE, Mass. — August 12, 2020 — Seres Therapeutics, Inc. (Nasdaq: MCRB) (“Seres”), a leading microbiome therapeutics platform company developing a novel class of multifunctional bacterial consortia that are designed to functionally interact with host cells and tissues to treat disease, today announced the pricing of an underwritten public offering of 10,500,000 shares of its common stock, at a public offering price of $21.50 per share, before underwriting discounts and commissions. Seres also granted the underwriters a 30-day option to purchase up to an additional 1,575,000 shares of its common stock on the same terms and conditions. The gross proceeds from the offering, together with the gross proceeds from a registered offering of 959,002 shares of common stock to Société des Produits Nestlé S.A., before deducting underwriting discounts and commissions and estimated offering expenses, are expected to be approximately $245.7 million, excluding any exercise of the underwriters’ option to purchase additional shares. All of the shares in the offering are to be sold by Seres.

Cowen and Company, LLC and Piper Sandler & Co. are acting as joint book-running managers for the offering. Canaccord Genuity LLC and Oppenheimer & Co. Inc. are acting as co-managers. The offering is expected to close on or about August 17, 2020, subject to customary closing conditions.

Seres intends to use the net proceeds from the offering, in addition to its existing cash resources, to advance the clinical development of its product candidates, for commercialization and manufacturing activities and for other general corporate and working capital purposes.

The common stock being sold in the public offering are being offered by Seres pursuant to a shelf registration statement on Form S-3 (File No. 333-244401), including a prospectus, which was automatically effective upon filing on August 11, 2020. A preliminary prospectus supplement to the prospectus describing the terms of the offering was filed with the SEC on August 11, 2020, and a final prospectus supplement will be filed with the SEC. The offering will be made only by means of a written prospectus and prospectus supplement that form a part of the effective registration statement. Copies of the preliminary prospectus supplement and accompanying prospectus relating to the offering may be obtained, when available, by contacting: Cowen and Company, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY, 11717, by telephone at (833) 297-2926, or by email at postsalemanualrequests@broadridge.com or Piper Sandler & Co., 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, by telephone at (800) 747-3924, or by email at prospectus@psc.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the completion of the proposed offering, anticipated proceeds of the registered offering to Société des Produits Nestlé S.A. (“Nestlé”) and the proposed offering, and the use of such proceeds. All such forward-looking statements are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties relate to market fluctuations in Seres’ common stock price, changes in market conditions and satisfaction of customary closing conditions related to the registered offering to Nestlé and the proposed offering, as well as the other factors discussed in the “Risk Factors” section in the prospectus supplement and registration statement referenced above, in the “Risk Factors” section in Seres’ Quarterly Report on Form 10-Q filed with the SEC on July 28, 2020, and in other reports that Seres files with the SEC. There can be no assurance that Seres will be able to complete the proposed offering on the anticipated terms. All information in this press release is as of the date of this release, and Seres undertakes no duty to update this information, even if subsequent events cause its views to change, unless required by law.

PR Contact

Lisa Raffensperger

lisa@tenbridgecommunications.com

IR Contact

Carlo Tanzi, Ph.D.

ctanzi@serestherapeutics.com

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the public offering to which this communication relates, which was automatically effective when filed. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with SEC for more complete information about the issuer and the public offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the preliminary prospectus relating to the public offering may also be obtained by contacting: Cowen and Company, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY, 11717, by telephone at (833) 297-2926, or by email at postsalemanualrequests@broadridge.com or Piper Sandler & Co., 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, by telephone at (800) 747-3924, or by email at prospectus@psc.com.

This communication should be read in conjunction with the preliminary prospectus dated August 11, 2020. The information in this communication supersedes the information in the preliminary prospectus to the extent inconsistent with the information in the preliminary prospectus.